Exhibit 99.2

Australian Securities &	Electronic Lodgement
Investments Commission
Document No. 7E4539055

Lodgement date/time: 25-06-2012 10:24:31
Reference Id: 84550120

Form 484

Corporations Act 2001

Change to company details

Company details	Company name
SIMS METAL MANAGEMENT LIMITED
Australian Company Number (ACN)
114 838 630

Lodgement details	Who should ASIC contact if there is a query about this form?

Name
Francis Martin MORATTI

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Francis Martin MORATTI
Capacity
Secretary
Signature

Date signed
25-06-2012

ASIC Form 484 Ref 8455012025/06/2012	Page 1 of 2

Form 484 — Change to company details

SIMS METAL MANAGEMENT LIMITEDACN114 838 630

C1 Cancellation of shares

Reason for cancellation	Shares cancellation details

Reason for cancellation

ss.257H(3) Share buyback — Minimum holding
buy-back only

The cancelled shares are listed below:

	Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
	ORD	289974	289974

	Earliest Date of	30-05-2012
cancellation

C3 Change to share structure

The updated details for this changed share class are shown in the table below.

Share class code	Full title if not standard	Total number of shares	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY	204816794	204816794.00	0.00

Earliest date of	30-05-2012
change

ASIC Form 484 Ref 8455012025/06/2012	Page 2 of 2